



# Vivant F&B LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 10.00%

**Target Raise Amount:** $450,000

**Offering End Date:** May 19, 2026

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Vivant F&B LLC

**Founded:** May 9, 2024

**Address:** 1235 9th Ave
San Francisco, CA 94107

**Industry:** Full-Service Restaurants

**Employees:** 18

**Website:** https://cache-sf.com/

## Use of Funds Allocation:

If the maximum raise is met:

$423,000 (94.00%) – of the proceeds will go towards working capital- remodel of second location, equipment, liquor license, and operating expenses
$27,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 9,260 Followers





## Business Metrics:

|  | FY25 | YTD 2/28/2026 |
|---|---|---|
| Total Assets | $640,756 | $651,409 |
| Cash & Cash Equivalents | $71,220 | $80,873 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $68,959 | $69,185 |
| Long-term Debt | $0 | $0 |
| Revenue | $2,363,185 | $429,222 |
| Cost of Goods Sold | $568,691 | $86,955 |
| Taxes | $0 | $0 |
| Net Income | $266,797 | $45,035 |

## Recognition:

**Vivant F&B LLC (DBA Caché)** is a modern bistro creating unforgettable culinary moments in San Francisco's Inner Sunset Neighborhood. Their menus are inspired by seasonal ingredients and local flavors. From their three-course lunch and early bird dinner menus to their expansive wine list, they offer something for everyone.

## About:

**Vivant F&B LLC (DBA Caché)** offers seasonal food & natural wines in a cozy space.

For more information, contact our Customer Support Team at support@thesmbx.com

